MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 31, 2005

3.	News Release

A press release dated January 31, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on January 31, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 31, 2005, TransGlobe announced reserves and production for 2004 in the Republic of Yemen and in Canada. Total Proven reserves for the Company increased 78% from 3,746 MBoe ("MBoe" thousand barrels of oil equivalent at 6:1) at December 31, 2003; to 6,665 MBoe at December 31, 2004. The increase of 2,919 MBoe replaced approximately 307% of 2004 production. The major increases in proven reserves were attributable to the An Nagyah field on Block S-1, Yemen and new drilling in Canada.

Total Proven plus Probable reserves for the Company increased 48% from 7,037 MBoe at December 31, 2003 to 10,427 MBoe at December 31, 2004 replacing approximately 340% of 2004 production. The major increases in Proven plus Probable reserves were attributable to the An Nagyah field on Block S-1, Yemen, continued reservoir performance in the Tasour field on Block 32, Yemen and new drilling in Canada.

In Yemen, oil production increased 34% from an average of 2,372 Bopd in 2003 to 3,187 Bopd in 2004. Production averaged 4,427 Bopd in December 2004. In Canada, production increased 157% from an average of 263 Bopd in 2003 to 677 Boepd in 2004, averaging 890 Boepd in December 2004.

In total, the Company production increased 47% from an average of 2,635 Boepd in 2003 to an average of 3,864 Boepd in 2004. Production averaged 5,317 Boepd in December 2004. The Company expects to average 6,000 Boepd in 2005, with the completion of the An Nagyah pipeline and central production facility in mid year.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 1, 2005

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
YEAR END RESERVE INCREASES IN ALL OPERATIONAL AREAS

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Monday, January 31, 2005 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce reserves and production for 2004 in the Republic of Yemen and in Canada.

Reserves:
Total Proven reserves for the Company increased 78% from 3,746 MBoe (“MBoe” thousand barrels of oil equivalent at 6 : 1) at December 31, 2003; to 6,665 MBoe at December 31, 2004. The increase of 2,919 MBoe replaced approximately 307% of 2004 production. The major increases in proven reserves were attributable to the An Nagyah field on Block S-1, Yemen and new drilling in Canada.

Total Proven plus Probable reserves for the Company increased 48% from 7,037 MBoe at December 31, 2003 to 10,427 MBoe at December 31, 2004 replacing approximately 340% of 2004 production. The major increases in Proven plus Probable reserves were attributable to the An Nagyah field on Block S-1, Yemen, continued reservoir performance in the Tasour field on Block 32, Yemen and new drilling in Canada.

Proven	Dec. 31, 2004 MBoe *	Dec. 31, 2003 MBoe *	Increase (%)
Yemen	4,422	2,263	95%
Canada	2,243	1,483	51%
Total Proven	6,665	3,746	78%

Proven plus Probable
Yemen	7,217	4,605	57%
Canada	3,210	2,432	32%
Total Proven plus Probable	10,427	7,037	48%
* Working Interest before royalties.

The 2004 year end reserves assigned to Block S-1, Yemen, do not include any reserves (proven or proven plus probable) from the medium gravity oil discovery at Harmel, the condensate associated with the An Naeem pool or the light gravity Lam ‘B’ oil reservoirs at An Nagyah. Additional work on these projects is planned for 2005, which may result in reserve additions to Block S-1 in the future.

The 2004 year end reserves were prepared by the Company’s independent reserve evaluators, DeGolyer and MacNaughton Canada Limited, in accordance with the Canadian National Instrument (NI) 51-101 policy. The Canadian National Instrument (NI) 51-101 policy was adopted in 2003 in Canada. The most significant change to the previous policy was to Probable reserves. The (NI) 51-101 policy has adopted a P-50 level of certainty (“at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves”) for Proven plus Probable reserves. Under the previous National Policy 2-B, Probable reserves were un-risked.

Continued

It is expected that the Company’s International reserves reported under policy (NI) 51-101 will be generally be more conservative than those booked by joint venture partners reporting under SEC standards, especially newer reserves with little or no production history.

Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

Production:
In Yemen, oil production increased 34% from an average of 2,372 Bopd in 2003 to 3,187 Bopd in 2004. Production averaged 4,427 Bopd in December 2004.

In Canada, production increased 157% from an average of 263 Boepd in 2003 to 677 Boepd in 2004, averaging 890 Boepd in December 2004.

In total, the Company production increased 47% from an average of 2,635 Boepd in 2003 to an average of 3,864 Boepd in 2004. Production averaged 5,317 Boepd in December 2004. The Company expects to average 6,000 Boepd in 2005, with the completion of the An Nagyah pipeline and central production facility in mid year.

It is anticipated that the 2004 year end and fourth quarter financial results will be released mid March 2005.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ Ross G. Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices: (effective Feb 7, 2005)
President & C.E.O.	#2500, 605–5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com